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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

Arbinet-thexchange, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03875P100
(CUSIP Number)

Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429 Tel: (212) 581-8989
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03875P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital Master Fund, Ltd. (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC and/or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,366,318 (2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,366,318 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,366,318 (2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.31% (3)

14.	TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS BEFORE FILING OUT!

(1)
The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

(2)
Includes (i) 1,233,693 held of record by LC Capital Master Fund, Ltd. and (ii) 132,625 held of record by LC Capital / Capital Z SPV, LP. The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

(3)
Based on 25,740,665 shares of Common Stock outstanding as of May 1, 2007, as reported in the Issuer's quarterly report on Form 10-Q for the period ended March 31, 2007 filed with the Securities Exchange Commission on May 10, 2007.

CUSIP No.	03875P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital / Capital Z SPV, LP (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC and/or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,366,318 (2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,366,318 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,366,318 (2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.31% (3)

14.	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILING OUT!

(1)
The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

(2)
Includes (i) 1,233,693 held of record by LC Capital Master Fund, Ltd. and (ii) 132,625 held of record by LC Capital / Capital Z SPV, LP. The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

(3)
Based on 25,740,665 shares of Common Stock outstanding as of May 1, 2007, as reported in the Issuer's quarterly report on Form 10-Q for the period ended March 31, 2007 filed with the Securities Exchange Commission on May 10, 2007.

CUSIP No.	03875P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lampe, Conway & Co., LLC (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,366,318 (2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,366,318 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,366,318 (2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.31% (3)

14.	TYPE OF REPORTING PERSON*

IA, OO
*SEE INSTRUCTIONS BEFORE FILING OUT!

(1)
The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

(2)
Includes (i) 1,233,693 held of record by LC Capital Master Fund, Ltd. and (ii) 132,625 held of record by LC Capital / Capital Z SPV, LP. The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

(3)
Based on 25,740,665 shares of Common Stock outstanding as of May 1, 2007, as reported in the Issuer's quarterly report on Form 10-Q for the period ended March 31, 2007 filed with the Securities Exchange Commission on May 10, 2007.

CUSIP No.	03875P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven G. Lampe (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,366,318 (2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,366,318 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,366,318 (2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.31% (3)

14.	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILING OUT!

(1)
The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

(2)
Includes (i) 1,233,693 held of record by LC Capital Master Fund, Ltd. and (ii) 132,625 held of record by LC Capital / Capital Z SPV, LP. The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

(3)
Based on 25,740,665 shares of Common Stock outstanding as of May 1, 2007, as reported in the Issuer's quarterly report on Form 10-Q for the period ended March 31, 2007 filed with the Securities Exchange Commission on May 10, 2007.

CUSIP No.	03875P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard F. Conway (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,366,318 (2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,366,318 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,366,318 (2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.31% (3)

14.	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILING OUT!

(1)
The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

(2)
Includes (i) 1,233,693 held of record by LC Capital Master Fund, Ltd. and (ii) 132,625 held of record by LC Capital / Capital Z SPV, LP. The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

(3)
Based on 25,740,665 shares of Common Stock outstanding as of May 1, 2007, as reported in the Issuer's quarterly report on Form 10-Q for the period ended March 31, 2007 filed with the Securities Exchange Commission on May 10, 2007.

CUSIP No.	03875P100

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of Arbinet-thexchange, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey 08901.

Item 2.	Identity and Background.

(a) – (c) and (f)

This Schedule 13D is being filed by:

LC Capital Master Fund, Ltd. (the “Master Fund”);

LC Capital / Capital Z SPV, LP (“SPV”);

Lampe, Conway & Co., LLC (“LC&C”);

Steven G. Lampe (“Lampe”); and

Richard F. Conway (“Conway”).

Each of the aforementioned may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons.”

The citizenship of each Reporting Person is as follows:

The Master Fund: Cayman Islands corporation;

SPV: Delaware partnership;

LC&C: Delaware limited liability company;

Lampe: United States citizen; and

Conway: United States citizen.

The principal business address for the Master Fund is:

c/o Trident Fund Services (B.V.I.) Limited
P.O. Box 146
Waterfront Drive
Wickhams Cay
Road Town, Tortola
British Virgin Islands

The principal business address for each Reporting Person other than the Master Fund is:

c/o Lampe, Conway & Co., LLC
680 Fifth Avenue – 12th Floor
New York, New York 10019-5429

The principal business of the Master Fund and SPV is investing in securities. The principal business of LC&C is providing investment advice. The principal occupation of Lampe and Conway is investment management. Information with respect to the executive officers and directors of the Master Fund is attached as Annex A to this Schedule 13D.

LC&C acts as investment manager to the Master Fund and SPV pursuant to certain investment management agreements. Because LC&C shares voting and dispositive power over the Shares by virtue of the aforementioned investment agreements, LC&C may be deemed to have a beneficial interest in the Shares. LC&C disclaims beneficial ownership of the Shares except to the extent of its beneficial interest, if any, therein.

Lampe and Conway act as the sole managing members of LC&C and, as a result, each of Lampe and Conway may be deemed to control such entity. Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the Shares by virtue of LC&C’s indirect deemed control of the Master Fund and SPV, LC&C’s power to vote and/or dispose of the Shares. Each of Lampe and Conway disclaims beneficial ownership of the Shares except to the extent of his respective beneficial interest, if any, therein.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the Shares came from the working capital of the Master Fund and SPV.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by each of the Master Fund and SPV were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

On July 13, 2007, the Reporting Persons entered into a Settlement and Standstill Agreement (the "Settlement and Standstill Agreement") with the Company pursuant to which, among other things, the Company agreed: (i) to expand its Board of Directors from 6 to 9 members and fill such newly-created directorships through the appointment of Shawn O'Donnell and Jill Thoerle, each of whose term will expire at the Company's 2007 annual stockholder meeting, and Stanley Kreitman, whose term will expire at the Company's 2009 annual stockholder meeting, (ii) to appoint such newly-appointed directors to certain specified Board committees and (iii) to nominate Michael Ruane, Shawn O'Donnell and Jill Thoerle for election as Class III Directors at the Company's 2007 annual stockholders meeting. Pursuant to the Settlement and Standstill Agreement, the Reporting Persons agreed, among other things, (i) to vote any Shares beneficially owned by them in favor of the election of Michael Ruane, Shawn O'Donnell and Jill Thoerle as Class III Directors at the Company's 2007 annual stockholder meeting, (ii) from July 13, 2007 through July 13, 2008 (the "Standstill Period"), to vote any Shares beneficially owned by the Reporting Persons in favor of any matter brought before any stockholder meeting upon the recommendation of the Company's Board of Directors by a 2/3 vote of those Board members voting, (iii) until the expiration of the Standstill Period, not to nominate any persons to the Company's Board of Directors or propose any matters to be voted on by a vote of the Company's stockholders or (except as set forth in the Settlement and Standstill Agreement) seek to control or influence the management, the Board or policies of the Company and (iv) to be bound by certain "standstill provisions" with respect to asset acquisitions, tenders, exchange offers, mergers, business combinations, recapitalizations, restructurings, liquidations, dissolutions or other extraordinary transactions with respect to the Company or any of its subsidiaries.

This description of the Settlement and Standstill Agreement is qualified in its entirety by the full terms and conditions thereof, which is attached as Exhibit 10.6 to the Company's Form 8-K filed on July 16, 2007 and incorporated herein by reference.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

Also, consistent with their investment intent and subject to the terms of the Settlement and Standstill Agreement, the Reporting Persons may but will not necessarily engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the Board of Directors of the Company or other persons regarding the Company, including but not limited to its operations.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, each Reporting Person may be deemed to be the beneficial owner of 1,366,318 Shares, constituting 5.31% of the Shares of the Company, based on 25,740,665 Shares outstanding as of May 1, 2007, as reported in the Company's quarterly report on Form 10-Q for the period ended March 31, 2007 filed with the Securities Exchange Commission on May 10, 2007.

Any beneficial ownership of Shares by any person listed on Annex A is set forth on such Annex.

(b) Each Reporting Person has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

Each Reporting Person has the shared power to vote or direct the vote of the 1,366,318 Shares to which this filing relates.

     Each Reporting Person has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

Each Reporting Person has the shared power to dispose or direct the disposition of the 1,366,318 Shares to which this filing relates.

Each Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

If any person listed on Annex A has any power to vote or dispose of Shares, such information is disclosed on such Annex.

(c) For information regarding any transactions in the Shares effected by the Reporting Persons during the past 60 days, please see Annex B and Annex C attached hereto.  All such transactions were open-market transactions.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Settlement and Standstill Agreement and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.  The Settlement and Standstill Agreement is filed as Exhibit 10.6 to the Company's Form 8-K filed on July 16, 2007 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2007

LC CAPITAL MASTER FUND, LTD. By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LAMPE, CONWAY & CO., LLC By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member	LC CAPITAL / CAPITAL Z SPV, LP By: LC Capital Advisors LLC, its General Partner By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member
By: /s/ Steven G. Lampe Name: Steven G. Lampe	By: /s/ Richard F. Conway Name: Richard F. Conway

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

Executive Officers and Directors of
LC Capital Master Fund, Ltd.

Name and Business Address                                                                                            Title with each Entity

Richard F. Conway c/o Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429	Director
Don Seymour dms Management Limited Cayman Financial Centre 2nd Floor Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands	Director
Peter Young Rothstein Kass & Co. 27 Hospital Road George Town, Grand Cayman Cayman Islands	Director

Annex B

LC Capital Master Fund, Ltd.

Trade Date	No. of Shares Purchased	Price per Share ($)

5/22/2007	14,380	6.04
5/29/2007	42,500	5.95
6/27/2007	4,829	5.65
7/03/2007	50,000	6.15

Annex C

LC Capital / Capital Z SPV, LP

Trade Date	No. of Shares Purchased	Price per Share ($)

5/22/2007	1,600	6.04
5/24/2007	500	5.90
5/29/2007	20,000	5.95
6/26/2007	747	5.67

Exhibit 1

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: July 20, 2007

LC CAPITAL MASTER FUND, LTD. By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LAMPE, CONWAY & CO., LLC By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member	LC CAPITAL / CAPITAL Z SPV, LP By: LC Capital Advisors LLC, its General Partner By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member
By: /s/ Steven G. Lampe Name: Steven G. Lampe	By: /s/ Richard F. Conway Name: Richard F. Conway

SK 02979 0001 793571